UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Applied Genetic Technologies Corporation

(Name of Subject Company)

Applied Genetic Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Common Stock)

Susan B. Washer

President and Chief Executive Officer

Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stacie S. Aarestad Ryan M. Rourke Reed Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02110 (617) 832-1000	Hope R. D’Oyley-Gay General Counsel Applied Genetic Technologies Corporation One Kendall Square, 1400W, Suite 14102 Cambridge, MA 02139 (617) 843-5728

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No.2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2022, by Applied Genetic Technologies Corporation (the “Company”), a Delaware corporation (together with the exhibits thereto and as it may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Alliance Acquisition Sub Inc., a Delaware corporation (the “Purchaser”), a wholly-owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company. The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on October 26, 2022, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and a form of the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No.2.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by:

1.	Adding the subsection “Legal Proceedings Related to the Offer and the Merger” immediately prior to the section captioned “Annual and Quarterly Reports”:

“Legal Proceedings Related to the Offer and the Merger

In connection with the Offer and the related Transactions, four complaints have been filed by purported stockholders of the Company alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it materially deficient and misleading. On November 2, 2022, Pavanello Simona, filed a complaint against the Company and the Board in the United States District Court in the Southern District of New York, captioned Pavanello Simona v. Applied Genetic Technologies Corporation, et al., Case No. 1:22-cv-09402; on November 8, 2022, Eric Sabatini, filed a complaint against the Company and the Board in the United States District Court in the Southern District of New York, captioned Eric Sabatini v. Applied Genetic Technologies Corporation, et al., Case No. 1:22-cv-09529; on November 8, 2022, Patrick Plumley, filed a complaint against the Company and the Board in the United States District Court in the District of Delaware, captioned Patrick Plumley v. Applied Genetic Technologies Corporation, et al., Case No. 1:22-cv-01470-UNA; and on November 10, 2022, Sholom Keller, filed a complaint against the Company and the Board in the United States District Court in the Southern District of New York, captioned Sholom Keller v. Applied Genetic Technologies Corporation, et al., Case No. 1:22-cv-09615.

Specifically, the four complaints filed in the above-referenced actions allege, among other things, that the Company and the Board violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. As relief, the complaints seek, among other things, (i) to enjoin the Company from consummating the proposed Transaction, (ii) to enjoin the Company from filing an amendment to the Schedule 14D-9 unless certain information, as requested in the complaints, are included in such amendment, (iii) in the event the Transaction is consummated, to rescind it, or award rescissory damages, (iv) to declare that the Company and the Board violated Sections 14(a) and/or 20(a) of the Exchange Act, (v) an award of costs and expenses related to the actions, and (vi) other relief as the Courts may deem just and proper. The Company and the Board believe that the complaints lacks merit.

As of November 14, 2022, the Company had also received five stockholder demand letters, which generally seek to include certain alleged omitted information in the Schedule 14D-9. The Company believes that the allegations and claims asserted in the demand letters are without merit.”

Additional lawsuits arising out of or relating to the tender offer may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company, Parent, Purchaser, Syncona Portfolio and Syncona Investment will not necessarily announce such additional filings.”

2.	Adding the following immediately prior to the section captioned “Forward-Looking Statements”:

“On November 14, 2022, the Company distributed a letter from Susan B. Washer, the Company’s President and Chief Executive Officer, to the Company’s stockholders. A copy of the letter is filed as Exhibit (a)(24) to this Schedule 14D-9 and is incorporated herein by reference.

On November 14, 2022, the Company issued a press release entitled “Applied Genetic Technologies Corporation Urges Shareholders to Tender Their Shares by November 28, 2022.” A copy of the press release is filed as Exhibit (a)(25) to this Schedule 14D-9 and is incorporated herein by reference.

On November 14, 2022, the Company made Facebook, LinkedIn and Twitter posts urging stockholders to participate in the Offer and linking to the letter from Susan B. Washer. Copies of the posts are filed here as Exhibits (a)(26), (a)(27) and (a)(28), respectively and are incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(24)*	Letter to stockholders of the Company, dated November 14, 2022, from Susan B. Washer, President, Chief Executive Officer and a Director of the Company.

(a)(25)*	Press Release issued by the Company, dated November 14, 2022.

(a)(26)*	Facebook Post linking to letter from Susan B. Washer, dated November 14, 2022.

(a)(27)*	LinkedIn Post linking to letter from Susan B. Washer, dated November 14, 2022.

(a)(28)*	Twitter Post linking to letter from Susan B. Washer, dated November 14, 2022.

* Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2022	APPLIED GENETIC TECHNOLOGIES CORPORATION

	By:	/s/ Susan B. Washer
	Name:	Susan B. Washer
	Title:	President and Chief Executive Officer

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